UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number 0-20355
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Costco 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

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Costco Wholesale Corporation
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999 Lake Drive
Issaquah, Washington 98027

COSTCO 401(k) RETIREMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2021	3
Notes to Financial Statements	4
Supplementary Information:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021	11
Signatures	28
Exhibits:
23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants of
Costco 401(k) Retirement Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Costco 401(k) Retirement Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Opinion on the Supplementary Information
The supplementary information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Moss Adams LLP
Seattle, Washington
June 28, 2022
We have served as the Plan’s auditor since 2020.

COSTCO 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020
(in thousands)

	2021	2020
Assets:
Investments at fair value	$28,855,019	$21,761,136
Investments at contract value:
Fully benefit-responsive investment contracts	1,618,026	1,543,736
Total investments	30,473,045	23,304,872
Receivables:
Notes receivable from participants	472,585	469,416
Employer contributions	442,793	417,147
Total receivables	915,378	886,563
Non-interest bearing cash	2,119	1,770
Net assets available for benefits	$31,390,542	$24,193,205

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2021
(in thousands)

2021
Net investment income:
Net appreciation of investments	$6,825,482
Interest	32,359
Dividends	191,239
Total net investment income	7,049,080
Interest on notes receivable from participants	26,351
Contributions to the Plan:
Employee	899,157
Employer	518,693
Total contributions	1,417,850
Distributions to participants and other	(1,295,944)
Net increase in net assets available for benefits	7,197,337
Net assets available for benefits, beginning of year	24,193,205
Net assets available for benefits, end of year	$31,390,542

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2021 and 2020
(1)Plan Description

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan. To participate in the Plan, an individual must be an employee of Costco Wholesale Corporation (the Company or Costco) or certain subsidiaries.
The Plan is a defined contribution plan for the benefit of eligible employees, established by the Company under Section 401(a) of the Internal Revenue Code (IRC). It includes a qualified cash or deferred arrangement as described in Section 401(k). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
(a)Employee Contributions

The Plan allows certain employees at least 18 years of age to make salary deferral contributions after completing 90 days of service within 12-consecutive months. Eligible employees may contribute from 1% to 50% of their compensation, subject to certain limitations set by the IRC and the Plan. Eligible employees may also contribute amounts representing certain distributions from other retirement plans (rollover contributions).
All newly-eligible employees are automatically enrolled in the Plan at a salary deferral contribution rate of 3%. The percentage deferred into the Plan automatically increases by one percentage point each year, to a maximum automatic deferral of 20%. Employees may opt out of automatic enrollment and increases.
(b)Employer Contributions

Company contributions are invested in accordance with selections made by participants. If no selection has been made, the contribution defaults to the Retirement Trust Fund corresponding to the participant's age. Employer contributions are allocated based on an employee’s classification as either: covered by the collective bargaining agreements with the International Brotherhood of Teamsters; or other eligible employment.
(1)    Covered by the Teamsters Agreements
The Company matches 50% of each employee’s contribution up to a maximum of $250 per year. Eligible employees at least 18 years of age who have completed one year of service (12 consecutive months) are eligible for an annual employer contribution and Plan entry dates for the employer contribution are January 1 and July 1. The annual employer contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from $0.05 to $0.47 per straight-time hour worked during the Plan year, up to a maximum of 2,080 hours. This annual contribution was $6.1 million for the year ended December 31, 2021, and was deposited into the Plan and allocated to participant accounts in March 2022.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2021 and 2020
(2)    Other eligible employment
The Company matches 50% of each employee’s contribution up to a maximum of $500 per year. In addition, eligible employees at least 18 years of age who have completed one year of service (12 consecutive months) are eligible for an annual discretionary employer contribution and Plan entry dates for the discretionary contribution are January 1 and July 1. The discretionary contribution is allocated only to the accounts of eligible Plan participants who are employed on the last day of the applicable Plan year. The allocation rate varies, based on years of service, ranging from 3% to 9% of the participant's compensation. This discretionary contribution was $436.7 million for the year ended December 31, 2021, and was deposited into the Plan and allocated to participant accounts in March 2022.
(c)Participants’ Accounts

Each participant’s account is credited or debited with the participant’s contributions, the Company’s contributions, earnings, fees, expenses, and changes in underlying account assets. The benefit to which a participant is entitled is the vested account balance.
(d)Vesting

Participants are immediately vested in their deferral contributions and in certain other contributions as defined in the Plan document, adjusted for investment experience, fees and expenses. Vesting in any form of employer contribution is based on the following schedule:

Years of service	Percentage vested
Under 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	100%
(e)Forfeitures

If a participant terminates employment, the non-vested portion of the account balance is forfeited. Forfeited amounts are used to reduce future employer contributions or to pay administrative expenses. These were immaterial during 2021. There were no unallocated forfeitures as of December 31, 2021 and 2020, after consideration of forfeitures used to reduce the employer contributions funded subsequent to each year. Forfeitures are restored to a participant’s account if within five years the participant is re-hired and repays the vested account balance distributed upon termination.
(f)Investment Options

Participants may direct funds in their account to the Plan's available options. Participants may transfer amounts between investment options daily, subject to certain trading restrictions. Before 2016, participants could invest 100% of their account in Costco stock; starting January 2016, the Plan has a 50% limit on investment in Costco stock, applied prospectively.
Amounts may be temporarily invested in a cash account prior to investment in the Plan’s investment accounts. See Notes 2, 3 and 4 for additional information regarding the Plan's investments.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2021 and 2020
(g)Distributions

Upon termination of employment, total disability, reaching age 59-1/2 or death, a participant (or participant's beneficiary in the case of death) can request a full, partial or, in certain circumstances, installment or rollover distribution for the vested portion of the account. Participants are also eligible to withdraw a portion of the salary-deferral contribution account in the event of certain financial hardships.
Dividends on the Company's stock are reinvested in the participant’s Company stock account unless a distribution is requested by the participant. These dividends are reported on a gross basis, with total dividends reported as “Dividends” and the amounts distributed reported as “Distributions to participants and other” in the statement of changes in net assets available for benefits.
(h)Notes Receivable from Participants

A participant may borrow between $1,000 up to the lesser of $50,000 or 45% of their vested account balance, reduced by the highest outstanding balance in the previous 12 months, provided this amount is available in the participant's pre-tax and rollover accounts. Loans are repaid through payroll deductions over a period ranging up to four years or, if for the purchase of a principal residence, up to 15 years. The bi-weekly re-payment amount cannot exceed 25% of the participant's net pay. The interest rate is determined by the Plan Administrator from time-to-time and is comparable to rates charged by commercial lenders. At December 31, 2021, interest rates on loans outstanding ranged from 4.25% to 10.25%, with various maturities through December 2036. Participant accounts with loans are charged an application fee at initiation and an annual maintenance fee.
(i)Trustee and Plan Administrator

T. Rowe Price Trust Company is the trustee and recordkeeper for the Plan, and the Costco Benefits Committee is the Plan Administrator.
(j)Administrative and Investment Expenses

Certain administrative expenses, including investment management and transaction fees, are paid by the Plan, subject to subparagraph (e) above. All other administrative expenses are paid by the Company.

(2)Summary of Significant Accounting Policies

(a)Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. As required under U.S. generally accepted accounting principles (U.S. GAAP), fully benefit-responsive investment contracts (FBRIC) are reported at contract value (see Note 3), while all other investments in the Plan are reported at fair value (see Note 4). A benefit-responsive investment contract is a contract with a financial institution or an insurance company that provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2021 and 2020
(b)Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates and assumptions.
(c)Investment Valuation and Income Recognition

The Plan invests in the Company’s common stock, common commingled trust funds and other exchange-traded equity securities held in separately managed accounts, as well as registered investment companies and a FBRIC.
Investments, other than the FBRIC, are reported at fair value. If available, quoted market prices are used to value investments. The FBRIC consists of the Capital Preservation Portfolio (CPP), which is invested in synthetic guaranteed investment contracts and is recorded at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Events may include, but are not limited to, Plan termination, bankruptcy of the Company, or defunction of the trustee. In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Examples of such events include the following: (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreements without the consent of the issuer. The Plan Administrator believes at this time that any events that would limit the Plan’s ability to transact at contract value with participants or that allow the issuer to terminate the contract with the Plan are not probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation of investments includes the change in the fair value of assets from one period to the next, plus realized gains and losses.
Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Changes in the values of investment securities could occur, and those changes could materially affect the amounts reported in the statements of net assets available for benefits.
(d)Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.
(e)Distribution of Benefits

Distributions of benefits are recorded when paid.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2021 and 2020
(f)     Subsequent Events

The Plan monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impacts, if any, on the financial statements to be issued. The Plan has evaluated subsequent events through the date which the financial statements are issued.

The Plan was amended on January 1, 2021, to increase the automatic enrollment contribution rate for employees who become eligible for salary deferral contributions after March 31, 2022.

(3)Fully Benefit-Responsive Investment Contract

The CPP is invested in synthetic guaranteed investment contracts, which consist of a portfolio of underlying assets owned by the Plan and wrap contracts issued by an insurance company and a financial institution. The issuers of the wrap contracts provide for unscheduled withdrawals from the contracts at contract value, regardless of the value of the underlying assets, in order to fund routine withdrawals.

(4)Fair Value Measurement

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying a fair value hierarchy, which requires maximizing the use of observable inputs. The three levels of inputs are:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Significant unobservable inputs that are not corroborated by market data.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Valuation techniques utilized during the reporting period were not changed from previous practice. The following is a description of the valuation methodologies used for assets measured at fair value.
Common stock, underlying securities in separately managed accounts, and registered investment company funds: These investments are deemed to be actively traded and are valued at the closing price reported in the active market in which the individual securities are traded. These assets are valued using Level 1 inputs. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. Separately managed accounts largely consist of common stock.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2021 and 2020
Common commingled trust funds: The valuation techniques used to measure the fair value of common commingled trust funds are based on quoted market prices, such as quoted net asset values (NAV) published by the fund as supported in an active market. Plan participant transactions of investment or withdrawals may occur on a daily basis in these trusts. These assets are valued using Level 1 inputs.
The tables below present information regarding investments that are measured at fair value on a recurring basis and indicate the level within the hierarchy reflecting the valuation techniques utilized to determine fair value as of December 31, 2021 and 2020.

December 31, 2021:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$14,917,808
Common commingled trust funds	7,798,371
Separately managed accounts	3,810,457
Registered investment company funds	2,328,383
Total investments in fair value hierarchy	$28,855,019

December 31, 2020:	Level 1 (in 000's)
Investments, at fair value:
Costco Wholesale Corporation common stock	$10,260,421
Common commingled trust funds	6,250,834
Separately managed accounts	3,354,012
Registered investment company funds	1,895,869
Total investments in fair value hierarchy	$21,761,136
(5)Plan Termination

Although it has no present intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to ERISA and the requirements of the collective bargaining agreements with the International Brotherhood of Teamsters. In the event of termination, participants will become 100% vested in their accounts.
(6)Commitments and Contingencies

On June 23, 2020, a putative class action was filed against the Company, the "Board of Directors," the "Costco Benefits Committee" and others under the Employee Retirement Income Security Act, in the United States District Court for the Eastern District of Wisconsin. Dustin S. Soulek v. Costco Wholesale, et al., Case No. 20-cv-937. The class is alleged to be beneficiaries of the Costco 401(k) plan from June 23, 2014, and the claims are that the defendants breached their fiduciary duties in the operation and oversight of the plan. The complaint seeks injunctive relief, damages, interest, costs, and attorneys' fees. On September 11, 2020, the defendants filed a motion to dismiss the complaint, and on September 21 the plaintiffs filed an amended complaint, which the defendants moved to dismiss. On March 17, 2022, the court granted preliminary approval of a class-wide settlement, under which the defendants will pay an immaterial amount. A hearing to consider final approval of the settlement is scheduled for July 18, 2022.

COSTCO 401(k) RETIREMENT PLAN
Notes to Financial Statements (Continued)
December 31, 2021 and 2020
(7)Tax Status

In a determination letter dated June 9, 2017, the IRS informed the Company that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been restated and amended since receiving the determination letter. The Plan Administrator believes that the Plan is designed and is being operated in compliance with the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; there are currently no audits in progress.
(8)Party-in-Interest and Related Party Transactions

Certain Plan investments are shares of registered investment companies, benefit-responsive investment contracts, and common commingled trust funds managed by T. Rowe Price Trust Company. T. Rowe Price is also the trustee and recordkeeper as defined by the Plan, therefore these transactions qualify as exempt party-in-interest transactions.
As the Plan sponsor, the Company is a party-in-interest with respect to the Plan. As of December 31, 2021 and 2020, the Plan held 26,278,000 and 27,232,000 shares of Costco common stock.

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 91-1223280 Plan #: 002
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Registered investment company and common commingled trust funds:
American Funds	New Perspective Fund R6	**	$547,469
PIMCO	Income Institutional	**	502,063
* T. Rowe Price	Retirement Balanced Trust J	**	30,159
* T. Rowe Price	TRP Ret 2005 Active Trust J	**	22,933
* T. Rowe Price	TRP Ret 2010 Active Trust J	**	45,861
* T. Rowe Price	TRP Ret 2015 Active Trust J	**	143,975
* T. Rowe Price	TRP Ret 2020 Active Trust J	**	448,376
* T. Rowe Price	TRP Ret 2025 Active Trust J	**	849,449
* T. Rowe Price	TRP Ret 2030 Active Trust J	**	1,020,009
* T. Rowe Price	TRP Ret 2035 Active Trust J	**	923,195
* T. Rowe Price	TRP Ret 2040 Active Trust J	**	1,074,521
* T. Rowe Price	TRP Ret 2045 Active Trust J	**	1,212,660
* T. Rowe Price	TRP Ret 2050 Active Trust J	**	779,604
* T. Rowe Price	TRP Ret 2055 Active Trust J	**	902,502
* T. Rowe Price	TRP Ret 2060 Active Trust J	**	327,092
* T. Rowe Price	TRP Ret 2065 Active Trust J	**	16,220
* T. Rowe Price	TRP Ret 2020 Active Trust-Income J	**	1,815
Vanguard	Extended Market Index Institutional	**	63,219
Vanguard	Total International Stock Index Institutional	**	58,598
Vanguard	Total Bond Market Index Fund Institutional	**	133,051
Vanguard	Institutional Index, Plus	**	1,023,983
Total registered investment company and common commingled trust funds			10,126,754
Separately managed accounts:
Mid-Cap Growth Portfolio:
Acadia Healthcare Co. Inc.	Common Stock	**	13,157
Agilent Technologies Inc.	Common Stock	**	29,826
Agilon Health Inc.	Common Stock	**	1,518
Alnylam Pharmaceuticals Inc.	Common Stock	**	10,977
Ameren Corporation	Common Stock	**	372
Amphenol Corp - Class A	Common Stock	**	10,139
Assurant Inc.	Common Stock	**	12,831
Avantor Inc.	Common Stock	**	25,396
Avery Dennison Corp.	Common Stock	**	15,245
Ball Corp.	Common Stock	**	37,426
Bath & Body Works Inc.	Common Stock	**	5,121
Bill.Com Holdings Inc.	Common Stock	**	5,574
Black Knight Inc.	Common Stock	**	12,956
Boston Beer Company Inc - Class A	Common Stock	**	6,750
Bright Horizons Family Solutions Inc.	Common Stock	**	5,795
Broadridge Financial Solutions, Inc.	Common Stock	**	4,690
Bruker Corp.	Common Stock	**	25,989
Burlington Stores Inc.	Common Stock	**	25,013
Bwx Technologies Inc.	Common Stock	**	8,450
Casey's General Stores Inc.	Common Stock	**	16,581
Catalent Inc.	Common Stock	**	39,029

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Cboe Global Markets Inc.	Common Stock	**	10,774
CCC Intelligent Solutions Holdings Inc.	Common Stock	**	2,641
Ceridian Hcm Holding Inc.	Common Stock	**	17,096
Chipotle Mexican Grill Inc.	Common Stock	**	14,427
Citrix Systems Inc.	Common Stock	**	8,417
Clear Secure Inc. - Class A	Common Stock	**	776
Cognex Corp.	Common Stock	**	4,059
Colfax Corp.	Common Stock	**	17,371
Cooper Cos Inc/The	Common Stock	**	21,993
Corning Inc.	Common Stock	**	11,831
Costar Group Inc.	Common Stock	**	13,295
Crowdstrike Holdings Inc. - Class A	Common Stock	**	7,532
Databricks Inc., Series G Convertible Stock	Common Stock	**	580
Deckers Outdoor Corp.	Common Stock	**	4,006
Dentsply Sirona Inc.	Common Stock	**	4,121
Docusign Inc.	Common Stock	**	11,706
Dollar General Corp.	Common Stock	**	19,814
Dollar Tree Inc.	Common Stock	**	12,449
Domino's Pizza Inc.	Common Stock	**	11,615
Doordash Inc. - Class A	Common Stock	**	2,176
Doximity Inc. - Class A	Common Stock	**	2,223
Draftkings Inc. - Class A	Common Stock	**	2,819
Elanco Animal Health Inc.	Common Stock	**	7,325
Entegris Inc.	Common Stock	**	17,582
Equifax Inc.	Common Stock	**	15,283
Etsy Inc.	Common Stock	**	10,645
Eversource Energy	Common Stock	**	3,854
Exact Sciences Corp.	Common Stock	**	4,837
Exelixis Inc.	Common Stock	**	1,828
Exp World Holdings Inc.	Common Stock	**	1,112
Five Below	Common Stock	**	5,410
Fleetcor Technologies Inc.	Common Stock	**	16,113
Fortinet Inc.	Common Stock	**	19,118
Fortive Corp.	Common Stock	**	14,837
Hashicorp Inc. - Class A	Common Stock	**	232
Hilton Worldwide Holdings Inc.	Common Stock	**	25,482
Hologic Inc.	Common Stock	**	42,316
Hunt (Jb) Transprt Svcs Inc.	Common Stock	**	26,704
Iac/Interactivecorp	Common Stock	**	6,797
Icu Medical Inc.	Common Stock	**	9,109
Idex Corp.	Common Stock	**	15,602
Incyte Corp.	Common Stock	**	2,146
Ingersoll-Rand Inc.	Common Stock	**	35,347
Ionis Pharmaceuticals Inc.	Common Stock	**	4,871
Kemper Corp	Common Stock	**	3,221
Keysight Technologies Inc.	Common Stock	**	23,448
KKR & Co Inc.	Common Stock	**	21,429

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
KLA Corp.	Common Stock	**	23,007
Kodiak Sciences Inc.	Common Stock	**	1,205
Lattice Semiconductor Corp.	Common Stock	**	3,616
Legalzoomcom Inc.	Common Stock	**	184
Leidos Holdings Inc.	Common Stock	**	4,163
Liberty Media Corp. - Series C	Common Stock	**	11,601
Littelfuse Inc.	Common Stock	**	2,659
Lululemon Athletica Inc.	Common Stock	**	3,230
Maplebear Dba Instacart	Common Stock	**	330
Marketaxess Holdings Inc.	Common Stock	**	7,810
Martin Marietta Materials	Common Stock	**	9,639
Marvell Technology Inc.	Common Stock	**	38,459
Match Group Inc.	Common Stock	**	5,615
MGM Resorts International	Common Stock	**	12,307
Microchip Technology Inc.	Common Stock	**	40,441
Molina Healthcare Inc.	Common Stock	**	6,863
Multiplan Corp.	Common Stock	**	2,815
National Instruments Corp.	Common Stock	**	11,194
Ncino Inc.	Common Stock	**	2,149
Neurocrine Biosciences Inc.	Common Stock	**	5,352
O'Reilly Automotive Inc.	Common Stock	**	12,358
Olaplex Holdings Inc.	Common Stock	**	2,337
Packaging Corp Of America	Common Stock	**	2,274
Peloton Interactive Inc - Class A	Common Stock	**	1,626
Playtika Holding Corp.	Common Stock	**	2,309
Procore Technologies Inc.	Common Stock	**	1,276
PTC Inc.	Common Stock	**	8,938
Quidel Corp.	Common Stock	**	9,932
Raymond James Financial Inc.	Common Stock	**	4,702
Reynolds Consumer Products Inc.	Common Stock	**	5,267
Rivian Automotive Inc - Class A	Common Stock	**	3,989
Roper Technologies Inc.	Common Stock	**	13,498
Ross Stores Inc.	Common Stock	**	8,454
RPM International Inc.	Common Stock	**	9,791
Seagen Inc.	Common Stock	**	11,083
Sealed Air Corp.	Common Stock	**	15,188
Sentinelone Inc - Class A	Common Stock	**	1,898
Shoals Technologies Group - Class A	Common Stock	**	2,283
Skyworks Solutions Inc.	Common Stock	**	11,214
Sofi Technologies Inc.	Common Stock	**	4,796
Southwest Airlines Co.	Common Stock	**	12,723
Teleflex Inc.	Common Stock	**	29,639
Terminix Global Holdings Inc.	Common Stock	**	11,427
Textron Inc.	Common Stock	**	37,657
Thoughtworks Holding Inc.	Common Stock	**	1,179
Toast Inc. - Class A	Common Stock	**	187
Trade Desk Inc/The - Class A	Common Stock	**	4,938

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Tradeweb Markets Inc. - Class A	Common Stock	**	18,022
Transunion	Common Stock	**	20,684
Treehouse Foods Inc.	Common Stock	**	5,912
Ultragenyx Pharmaceutical Inc.	Common Stock	**	3,486
Upwork Inc.	Common Stock	**	2,045
Vail Resorts Inc.	Common Stock	**	11,443
Veeva Systems Inc. - Class A	Common Stock	**	15,673
Venture Global Lng, Inc., Series B Private Placement	Common Stock	**	260
Venture Global Lng, Inc., Series C Private Placement	Common Stock	**	1,727
Verisk Analytics Inc.	Common Stock	**	8,278
Vf Corp.	Common Stock	**	3,757
Vimeo Inc.	Common Stock	**	2,850
Warby Parker Inc. - Class A	Common Stock	**	577
Webster Financial Corp.	Common Stock	**	5,924
West Pharmaceutical Services	Common Stock	**	15,884
Zynga Inc - Class A	Common Stock	**	5,350
Alcon Inc	Foreign Stock	**	11,616
Alkermes Plc	Foreign Stock	**	6,621
Aptiv Plc	Foreign Stock	**	5,265
Ardagh Metal Packaging Sa	Foreign Stock	**	1,792
Argenx Se - Adr	Foreign Stock	**	9,227
Atlassian Corp Plc - Class A	Foreign Stock	**	8,075
Axis Capital Holdings Ltd	Foreign Stock	**	8,183
Clarivate Plc	Foreign Stock	**	16,681
Deliveroo Plc	Foreign Stock	**	652
Farfetch Ltd - Class A	Foreign Stock	**	3,603
Kirkland Lake Gold Ltd	Foreign Stock	**	2,192
Ortho Clinical Diagnostics Holdings Plc	Foreign Stock	**	5,519
On Holding Ag - Class A	Foreign Stock	**	584
Perrigo Co Plc	Foreign Stock	**	6,997
Spotify Technology Sa	Foreign Stock	**	13,263
Waste Connections Inc.	Foreign Stock	**	8,956
Caris Life Series D Convertible	Preferred Stock	**	1,024
Databricks Series H Convertible	Preferred Stock	**	793
Maplebear Dba Instacart Series E Convertible	Preferred Stock	**	2,310
Nuro Series D Convertible	Preferred Stock	**	706
Redwood Materials Series C Convertible	Preferred Stock	**	759
Rivian Automotive, Inc.	Preferred Stock	**	27,290
Sila Nanotechnologies Inc. Series F Convertible	Preferred Stock	**	1,404
Collective Us Govt Stif 5 Bps	Bond	**	994
* T. Rowe Price Treasury Reserve Fund	Money Market Securities	**	37,728
Large Cap Value Portfolio:
Abbott Laboratories	Common Stock	**	897
Abbvie Inc.	Common Stock	**	6,746
AES Corp.	Common Stock	**	921

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Agilent Technologies Inc.	Common Stock	**	4,604
Air Products & Chemicals Inc.	Common Stock	**	1,619
Alexandria Real Estate Equities Inc.	Common Stock	**	1,982
Alphabet Inc. - Class C	Common Stock	**	24,355
American International Group	Common Stock	**	12,458
Analog Devices Inc.	Common Stock	**	2,179
Anthem Inc.	Common Stock	**	6,398
Applied Materials Inc.	Common Stock	**	4,074
Avery Dennison Corp.	Common Stock	**	262
Bank Of America Corp.	Common Stock	**	11,866
Becton Dickinson And Co.	Common Stock	**	2,897
Booking Holdings Inc.	Common Stock	**	2,336
Broadcom Inc.	Common Stock	**	7,703
Camden Property Trust	Common Stock	**	3,527
Centene Corp.	Common Stock	**	5,695
Charter Communications Inc. - Class A	Common Stock	**	1,639
Cigna Corp.	Common Stock	**	1,752
Cms Energy Corp.	Common Stock	**	512
Coca-Cola Co/The	Common Stock	**	2,704
Cognizant Tech Solutions - Class A	Common Stock	**	392
Comcast Corp. - Class A	Common Stock	**	921
CSX Corp.	Common Stock	**	5,376
Danaher Corp.	Common Stock	**	11,575
Deere & Co.	Common Stock	**	1,583
Dollar General Corp.	Common Stock	**	2,486
Dominion Energy Inc.	Common Stock	**	2,436
Elanco Animal Health Inc.	Common Stock	**	1,333
Eli Lilly & Co.	Common Stock	**	1,875
Entergy Corp.	Common Stock	**	1,543
Equitable Holdings Inc.	Common Stock	**	2,875
Equity Lifestyle Properties	Common Stock	**	2,389
Eversource Energy	Common Stock	**	1,157
Fortive Corp.	Common Stock	**	2,388
General Electric Co.	Common Stock	**	11,114
General Motors Co.	Common Stock	**	2,552
Goldman Sachs Group Inc.	Common Stock	**	909
Hartford Financial Services Group Inc.	Common Stock	**	5,258
HCA Healthcare Inc.	Common Stock	**	5,648
Hilton Worldwide Holdings Inc.	Common Stock	**	5,137
Home Depot Inc.	Common Stock	**	3,813
Honeywell International Inc.	Common Stock	**	1,908
Hubbell Inc.	Common Stock	**	3,082
International Flavors & Fragrances Inc.	Common Stock	**	2,520
Jacobs Engineering Group Inc.	Common Stock	**	2,043
Johnson & Johnson	Common Stock	**	155
Keurig Dr Pepper Inc.	Common Stock	**	2,647
Kimberly-Clark Corp.	Common Stock	**	1,133

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
KLA Corp.	Common Stock	**	3,109
Lam Research Corp.	Common Stock	**	1,444
Marsh & McLennan Cos.	Common Stock	**	1,288
Martin Marietta Materials	Common Stock	**	2,256
Marriott International Inc. - Class A	Common Stock	**	3,706
Mastercard Inc. - Class A	Common Stock	**	938
Merck & Co. Inc.	Common Stock	**	215
Metlife Inc.	Common Stock	**	1,605
Microsoft Corp.	Common Stock	**	20,966
Mondelez International Inc. - Class A	Common Stock	**	2,563
Morgan Stanley	Common Stock	**	4,807
Motorola Solutions Inc.	Common Stock	**	1,829
Nextera Energy Inc.	Common Stock	**	6,695
Nisource Inc.	Common Stock	**	498
Norfolk Southern Corp.	Common Stock	**	7,184
Packaging Corp Of America	Common Stock	**	1,322
Perkinelmer Inc.	Common Stock	**	2,669
PG&E Corp.	Common Stock	**	1,837
Pnc Financial Services Group	Common Stock	**	1,487
Prologis Inc.	Common Stock	**	11,751
Qualcomm Inc.	Common Stock	**	3,440
Republic Services Inc.	Common Stock	**	4,978
Ross Stores Inc.	Common Stock	**	975
Salesforce.com Inc.	Common Stock	**	6,936
Schwab (Charles) Corp.	Common Stock	**	8,328
Sempra Energy	Common Stock	**	5,543
Sherwin-Williams Co/The	Common Stock	**	5,863
Southern Co/The	Common Stock	**	5,478
Starbucks Corp.	Common Stock	**	1,031
State Street Corp.	Common Stock	**	4,151
Stryker Corp.	Common Stock	**	416
Thermo Fisher Scientific Inc.	Common Stock	**	8,037
TJX Companies Inc.	Common Stock	**	1,613
T-Mobile US Inc.	Common Stock	**	2,293
Travelers Cos Inc/The	Common Stock	**	4,084
Union Pacific Corp.	Common Stock	**	4,429
United Parcel Service - Class B	Common Stock	**	3,157
United Rentals Inc.	Common Stock	**	1,629
UnitedHealth Group Inc.	Common Stock	**	5,646
Vulcan Materials Co.	Common Stock	**	1,237
Walmart Inc.	Common Stock	**	4,035
Walt Disney Co/The	Common Stock	**	9,402
Wells Fargo & Co.	Common Stock	**	4,183
Welltower Inc.	Common Stock	**	1,129
Westrock Co.	Common Stock	**	4,394
Weyerhaeuser Co.	Common Stock	**	1,131
Xcel Energy Inc.	Common Stock	**	3,574

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Yum! Brands Inc.	Common Stock	**	6,431
Accenture Plc - Class A	Foreign Stock	**	3,121
Asml Holding NV - NY Reg. SHS	Foreign Stock	**	2,617
Astrazeneca Plc - Sponsored ADR	Foreign Stock	**	6,613
Bhp Group Ltd - Sponsored ADR	Foreign Stock	**	1,578
Chubb Ltd.	Foreign Stock	**	7,480
Linde PLC	Foreign Stock	**	6,251
Medtronic PLC	Foreign Stock	**	6,174
Siemens Ag - Reg	Foreign Stock	**	3,295
Steris PLC	Foreign Stock	**	831
AES Corp/The	Preferred Stock	**	416
Southern Co.	Preferred Stock	**	435
Collective Us Govt Stif 5 Bps	Bond	**	1,004
* T. Rowe Price Government Reserve Fund	Money Market Securities	**	1,030
Small-Cap Core Portfolio:
1Stdibs.Com Inc.	Common Stock	**	100
Acadia Pharmaceuticals Inc.	Common Stock	**	322
Accolade Inc.	Common Stock	**	498
Adaptive Biotechnologies	Common Stock	**	457
ADT Inc.	Common Stock	**	1,894
Advantage Solutions Inc.	Common Stock	**	420
Agios Pharmaceuticals Inc.	Common Stock	**	785
Air Lease Corp.	Common Stock	**	1,698
Alignment Healthcare Inc.	Common Stock	**	1,184
Allbirds Inc. - Class A	Common Stock	**	70
Amedisys Inc	Common Stock	**	2,549
American Campus Communities	Common Stock	**	3,416
Apellis Pharmaceuticals Inc.	Common Stock	**	1,589
Arcutis Biotherapeutics Inc.	Common Stock	**	124
Arvinas Inc.	Common Stock	**	834
Assurant Inc.	Common Stock	**	4,178
Atlantic Capital Bancshares	Common Stock	**	1,107
Atricure Inc.	Common Stock	**	2,116
Avidity Biosciences Inc.	Common Stock	**	633
Azz Inc.	Common Stock	**	3,304
Bankunited Inc.	Common Stock	**	4,308
Bellring Brands Inc. - Class A	Common Stock	**	1,125
Big Sky Growth Partners Inc.	Common Stock	**	623
Bj's Restaurants Inc.	Common Stock	**	2,088
Blue Foundry Bancorp	Common Stock	**	348
Blueprint Medicines Corp.	Common Stock	**	2,698
Booz Allen Hamilton Holdings	Common Stock	**	2,694
Boston Beer Company Inc. - Class A	Common Stock	**	6,480
Bright Horizons Family Solutions	Common Stock	**	2,813
Brink's Co/The	Common Stock	**	1,709
Bruker Corp.	Common Stock	**	5,191
Bumble Inc. - Class A	Common Stock	**	293

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Burlington Stores Inc.	Common Stock	**	6,650
Cable One Inc.	Common Stock	**	6,061
Cactus Inc. - Class A	Common Stock	**	1,095
Cadre Holdings Inc.	Common Stock	**	532
Cal-Maine Foods Inc.	Common Stock	**	1,978
California Water Service Grp	Common Stock	**	2,147
Capitol Federal Financial Inc.	Common Stock	**	952
Catalent Inc.	Common Stock	**	6,029
Cavco Industries Inc.	Common Stock	**	1,975
Cboe Global Markets Inc.	Common Stock	**	4,853
Cerevel Therapeutics Holding	Common Stock	**	1,035
Ceridian Hcm Holding Inc.	Common Stock	**	4,387
Certara Inc.	Common Stock	**	423
Checkr Inc., Private Placement	Common Stock	**	454
Chesapeake Utilities Corp.	Common Stock	**	3,742
Chuy's Holdings Inc.	Common Stock	**	1,625
Cinemark Holdings Inc.	Common Stock	**	1,088
Clearwater Analytics Hds - Class A	Common Stock	**	696
Community Healthcare Trust I	Common Stock	**	1,315
Conyers Park III Acquisition	Common Stock	**	609
Coupa Software Inc.	Common Stock	**	1,419
Crossfirst Bankshares Inc.	Common Stock	**	1,068
CSW Industrials Inc.	Common Stock	**	961
CTS Corp.	Common Stock	**	2,546
Cubesmart	Common Stock	**	3,649
CVRX Inc.	Common Stock	**	178
Definitive Healthcare Corp.	Common Stock	**	343
Denny's Corp.	Common Stock	**	1,237
Devon Energy Corp.	Common Stock	**	3,181
Diamondback Energy Inc.	Common Stock	**	4,546
Dime Community Bancshares Inc.	Common Stock	**	1,795
Doubleverify Holdings Inc.	Common Stock	**	1,797
Doximity Inc. - Class A	Common Stock	**	483
Drive Shack Inc.	Common Stock	**	191
Dutch Bros Inc. - Class A	Common Stock	**	1,038
East West Bancorp Inc.	Common Stock	**	3,807
Eastgroup Properties Inc.	Common Stock	**	7,846
Element Solutions Inc.	Common Stock	**	6,164
Encore Capital Group Inc.	Common Stock	**	1,748
Enerpac Tool Group Corp.	Common Stock	**	2,413
Entegris Inc.	Common Stock	**	7,200
Equity Bancshares Inc. - Class A	Common Stock	**	1,259
Esco Technologies Inc.	Common Stock	**	3,163
Euronet Worldwide Inc.	Common Stock	**	2,288
FB Financial Corp.	Common Stock	**	2,538
Federal Signal Corp.	Common Stock	**	2,125
Fiesta Restaurant Group	Common Stock	**	1,268

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
First Bancshares Inc/Ms	Common Stock	**	1,635
First Industrial Realty Trust Inc.	Common Stock	**	1,958
Five Below	Common Stock	**	1,010
Five9 Inc.	Common Stock	**	2,389
Five Star Bancorp	Common Stock	**	819
Flame Biosciences, Inc., Private Placement	Common Stock	**	108
Forgerock Inc. - Class A	Common Stock	**	316
G1 Therapeutics Inc.	Common Stock	**	147
Generation Bio Co.	Common Stock	**	418
Gentherm Inc.	Common Stock	**	2,057
Gibraltar Industries Inc.	Common Stock	**	3,151
Global Blood Therapeutics Inc.	Common Stock	**	1,176
Grab Holdings Limited Private Placement	Common Stock	**	438
Graco Inc.	Common Stock	**	3,229
Halliburton Co.	Common Stock	**	2,266
Hanger Inc.	Common Stock	**	1,693
Hanover Insurance Group Inc.	Common Stock	**	2,824
Haynes International Inc.	Common Stock	**	1,434
Helios Technologies Inc.	Common Stock	**	3,265
Heritage Commerce Corp.	Common Stock	**	1,726
Heritage Financial Corp.	Common Stock	**	857
Heritage-Crystal Clean Inc.	Common Stock	**	1,320
Home Bancshares Inc.	Common Stock	**	2,653
Homology Medicines Inc.	Common Stock	**	79
Huron Consulting Group Inc.	Common Stock	**	964
Icosavax Inc.	Common Stock	**	407
Icu Medical Inc.	Common Stock	**	3,316
Idacorp Inc.	Common Stock	**	3,141
Igm Biosciences Inc.	Common Stock	**	347
Inari Medical Inc.	Common Stock	**	2,122
Infinera Corp.	Common Stock	**	314
Ingersoll-Rand Inc.	Common Stock	**	5,599
Insmed Inc.	Common Stock	**	2,872
Intellia Therapeutics Inc.	Common Stock	**	1,557
Iovance Biotherapeutics Inc.	Common Stock	**	162
JBG Smith Properties	Common Stock	**	2,152
John Bean Technologies Corp.	Common Stock	**	4,795
Karuna Therapeutics Inc.	Common Stock	**	740
KKR Acquisition Holdings I Corp.	Common Stock	**	968
Knight-Swift Transportation	Common Stock	**	2,586
Kodiak Sciences Inc.	Common Stock	**	2,898
Kratos Defense & Security	Common Stock	**	1,265
Kymera Therapeutics Inc.	Common Stock	**	754
Landstar System Inc.	Common Stock	**	1,908
Lattice Semiconductor Corp.	Common Stock	**	8,505
Legalzoomcom Inc.	Common Stock	**	764
Liberty Oilfield Services - Class A	Common Stock	**	1,660

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Littelfuse Inc.	Common Stock	**	3,558
Live Oak Bancshares Inc.	Common Stock	**	4,441
Magnolia Oil & Gas Corp - Class A	Common Stock	**	3,707
Manhattan Associates Inc.	Common Stock	**	1,907
Matson Inc.	Common Stock	**	2,789
Meritor Inc.	Common Stock	**	2,212
MGE Energy Inc.	Common Stock	**	1,074
Middlesex Water Co.	Common Stock	**	2,001
Minerals Technologies Inc.	Common Stock	**	2,247
Modivcare Inc.	Common Stock	**	2,297
Molina Healthcare Inc.	Common Stock	**	7,907
Monro Inc.	Common Stock	**	3,211
Monte Rosa Therapeutics Inc.	Common Stock	**	321
Morphic Holding Inc.	Common Stock	**	97
MSA Safety Inc.	Common Stock	**	1,864
Mueller Water Products Inc. - Class A	Common Stock	**	2,174
National Instruments Corp.	Common Stock	**	1,757
Ncino Inc.	Common Stock	**	1,831
Nevro Corp.	Common Stock	**	1,229
Nextera Energy Partners LP	Common Stock	**	2,347
Nextier Oilfield Solutions Inc.	Common Stock	**	934
Nkarta Inc.	Common Stock	**	359
Northwestern Corp.	Common Stock	**	921
Nuvasive Inc.	Common Stock	**	1,087
Nurix Therapeutics Inc.	Common Stock	**	272
Ollie's Bargain Outlet Holdings Inc.	Common Stock	**	3,860
One Gas Inc.	Common Stock	**	3,657
Option Care Health Inc.	Common Stock	**	2,063
Origin Bancorp Inc.	Common Stock	**	2,009
Outset Medical Inc.	Common Stock	**	605
P10 Inc. - Class A	Common Stock	**	916
Pacific Premier Bancorp Inc.	Common Stock	**	2,484
Papa John's International Inc.	Common Stock	**	6,846
Par Technology Corp/Del	Common Stock	**	2,988
Parsons Corp.	Common Stock	**	754
Paycom Software Inc.	Common Stock	**	2,209
Paycor Hcm Inc.	Common Stock	**	974
Payoneer Global Inc.	Common Stock	**	1,568
Pennant Group Inc/The	Common Stock	**	805
Pennymac Financial Services	Common Stock	**	3,962
Penumbra Inc.	Common Stock	**	1,845
Petco Health And Wellness Co.	Common Stock	**	754
PGT Innovations Inc.	Common Stock	**	638
Pinnacle Financial Partners	Common Stock	**	4,712
Post Holdings Inc.	Common Stock	**	3,445
Post Holdings Partnering Corp.	Common Stock	**	444
PRA Group Inc.	Common Stock	**	2,043

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Procept Biorobotics Corp.	Common Stock	**	137
Privia Health Group Inc.	Common Stock	**	694
Professional Holding Corp. - Class A	Common Stock	**	418
Prog Holdings Inc.	Common Stock	**	2,596
PS Business Parks Inc/Md	Common Stock	**	4,784
PTC Therapeutics Inc.	Common Stock	**	234
Quaker Chemical Corporation	Common Stock	**	2,497
Quanterix Corp.	Common Stock	**	382
Quidel Corp.	Common Stock	**	3,308
Radius Health Inc.	Common Stock	**	274
Ranpak Holdings Corp.	Common Stock	**	916
Rapid Micro Biosystems Inc. - Class A	Common Stock	**	438
Rapt Therapeutics Inc.	Common Stock	**	990
Realreal Inc/The	Common Stock	**	885
Reata Pharmaceuticals Inc. - Class A	Common Stock	**	310
Red Robin Gourmet Burgers	Common Stock	**	607
Red Rock Resorts Inc. - Class A	Common Stock	**	794
Relay Therapeutics Inc.	Common Stock	**	216
Rent The Runway Inc. - Class A	Common Stock	**	163
Repay Holdings Corp.	Common Stock	**	969
Replimune Group Inc.	Common Stock	**	324
Rexford Industrial Realty Inc.	Common Stock	**	4,732
RH	Common Stock	**	1,258
Rover Group Earnout Shs 16.00 Pp	Common Stock	**	3
Rover Group Inc., Private Placement	Common Stock	**	333
Rush Enterprises Inc. - Class A	Common Stock	**	2,059
Ruth's Hospitality Group Inc.	Common Stock	**	1,083
Saia Inc.	Common Stock	**	3,439
Sandy Spring Bancorp Inc.	Common Stock	**	2,155
Scholar Rock Holding Corp.	Common Stock	**	1,041
Seacoast Banking Corp/Fl	Common Stock	**	2,624
Seagen Inc.	Common Stock	**	1,697
Seer Inc.	Common Stock	**	536
Selective Insurance Group	Common Stock	**	4,831
Semtech Corp.	Common Stock	**	1,319
Shoals Technologies Group - Class A	Common Stock	**	1,381
Signature Bank	Common Stock	**	6,790
Siteone Landscape Supply Inc.	Common Stock	**	6,767
SJW Group	Common Stock	**	2,262
Skechers Usa Inc. - Class A	Common Stock	**	2,151
Skyline Champion Corp.	Common Stock	**	3,808
Southstate Corp.	Common Stock	**	2,510
Southwest Gas Holdings Inc.	Common Stock	**	3,854
SPX Corp.	Common Stock	**	2,898
SS&C Technologies Holdings	Common Stock	**	5,465
Stericycle Inc.	Common Stock	**	1,964
Stepstone Group Inc. - Class A	Common Stock	**	2,796

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Stoneridge Inc.	Common Stock	**	601
Sun Country Airlines Holdings Inc.	Common Stock	**	623
Surgery Partners Inc.	Common Stock	**	1,790
Sweetgreen Inc. - Class A	Common Stock	**	484
Teledyne Technologies Inc.	Common Stock	**	5,669
Tenaya Therapeutics Inc.	Common Stock	**	119
Tetra Tech Inc.	Common Stock	**	1,769
Themis Solutions Inc., Private Placement	Common Stock	**	153
Themis Sol (Clio) Series E Convertible, PP	Common Stock	**	437
Thermon Group Holdings Inc.	Common Stock	**	496
Thredup Inc. - Class A	Common Stock	**	447
Toast Inc. - Class A	Common Stock	**	820
Toast Inc. Restricted Class B	Common Stock	**	4,413
Toro Co.	Common Stock	**	2,168
Treehouse Foods Inc.	Common Stock	**	2,422
Turning Point Therapeutics Inc.	Common Stock	**	918
U.S. Physical Therapy Inc.	Common Stock	**	1,876
Ultragenyx Pharmaceutical Inc.	Common Stock	**	3,099
Upwork Inc.	Common Stock	**	2,718
Utz Brands Inc.	Common Stock	**	1,736
Venture Global Lng, Inc., Series B	Common Stock	**	95
Venture Global LNG, Inc., Series C	Common Stock	**	1,245
Warby Parker Inc. - Class A	Common Stock	**	4,052
Webster Financial Corp.	Common Stock	**	2,411
Western Alliance Bancorp	Common Stock	**	6,165
Workiva Inc	Common Stock	**	2,593
Xencor Inc.	Common Stock	**	1,602
Xometry Inc. - Class A	Common Stock	**	1,729
Zentalis Pharmaceuticals Inc.	Common Stock	**	1,085
Zynga Inc. - Class A	Common Stock	**	1,396
Abcam PLC - Sponsored ADR	Foreign Stock	**	722
Altus Group LTD	Foreign Stock	**	912
Argenx SE - ADR	Foreign Stock	**	5,565
Ascendis Pharma A/S - ADR	Foreign Stock	**	3,403
Axis Capital Holdings LTD	Foreign Stock	**	3,484
Bluescape Opportunities Acquisition Corp.	Foreign Stock	**	734
Capri Holdings LTD	Foreign Stock	**	3,344
Clarivate PLC	Foreign Stock	**	4,232
Constellium Se	Foreign Stock	**	3,315
Crispr Therapeutics AG	Foreign Stock	**	312
Deliveroo PLC	Foreign Stock	**	817
Dentalcorp Holdings LTD	Foreign Stock	**	1,184
Descartes Systems Grp/The	Foreign Stock	**	6,008
Ero Copper Corp.	Foreign Stock	**	2,671
Essent Group LTD	Foreign Stock	**	2,539
FirstService Corp.	Foreign Stock	**	7,939

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Flagship Communities Real Estate Investment Trust	Foreign Stock	**	403
Franco-Nevada Corp.	Foreign Stock	**	1,568
Grab Holdings LTD - Class A	Foreign Stock	**	413
Meiragtx Holdings PLC	Foreign Stock	**	368
Nomad Foods LTD	Foreign Stock	**	2,348
Novanta Inc.	Foreign Stock	**	6,344
Northern Star Resources LTD	Foreign Stock	**	2,658
Olink Holding Ab - ADR	Foreign Stock	**	868
Popular Inc.	Foreign Stock	**	2,059
Prothena Corp PLC	Foreign Stock	**	2,420
Rentokil Initial PLC	Foreign Stock	**	2,153
Repare Therapeutics Inc.	Foreign Stock	**	443
Sophia Genetics SA	Foreign Stock	**	346
Tricon Residential Inc.	Foreign Stock	**	844
West Fraser Timber Co. Ltd.	Foreign Stock	**	2,578
1661 Inc D/B/A Goat Series F Convertible	Preferred Stock	**	564
Abl Space Systems Series B Convertible	Preferred Stock	**	456
Allbirds Inc. Restricted Class B	Preferred Stock	**	703
Caris Life Series D Convertible	Preferred Stock	**	420
Caris Life Sciences Series C Convertible	Preferred Stock	**	628
Cava Group Series E Convertible	Preferred Stock	**	2,027
Cava Group Series F Convertible	Preferred Stock	**	1,039
Checkr, Inc., Series C Convertible Private Placement	Preferred Stock	**	621
Checker Inc., Series D Convertible Private Placement	Preferred Stock	**	970
Convoy Series C Convertible	Preferred Stock	**	813
Convoy Series D Convertible	Preferred Stock	**	563
Dogwood State Bank, Non-Voting, PP	Preferred Stock	**	173
Dogwood State Bank, Voting, PP	Preferred Stock	**	85
Farmers Business Network	Preferred Stock	**	1,865
Flexe Seriers C Convertible	Preferred Stock	**	266
Grasshopper Bancorp Voting, PP	Preferred Stock	**	80
Haul Hub Ser B Convertible	Preferred Stock	**	209
Honor Technology Series D Convertible	Preferred Stock	**	593
Inscripta Series E Convertible	Preferred Stock	**	298
Kardium Inc., Series D-6 Convertible	Preferred Stock	**	259
National Resilience Series B Convertible	Preferred Stock	**	1,060
National Resilence Series C Convertible	Preferred Stock	**	612
Nuro Series C Convertible	Preferred Stock	**	892
Nuro Series D Convertible	Preferred Stock	**	283
Pax Labs - Class A	Preferred Stock	**	169
Redwood Materials Series C Convertible	Preferred Stock	**	371
Rivian Automotive, Inc.	Preferred Stock	**	14,468
Securityscorecard Inc., Series E Convertible	Preferred Stock	**	273
Seismic Software Series E Convertible	Preferred Stock	**	696
Seismic Software Series F Convertible	Preferred Stock	**	55

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Servicetitan Inc., PP	Preferred Stock	**	134
Servicetitan Inc., Series A-1 Convertible	Preferred Stock	**	2
Servicetitan, Inc., Series D Convertible	Preferred Stock	**	948
Servicetitan Inc., Series F Convertible	Preferred Stock	**	57
Sila Nanotechnologies, Inc., Series F Convertible	Preferred Stock	**	467
Socure Series A Convertible	Preferred Stock	**	128
Socure Series A-1 Convertible	Preferred Stock	**	105
Socure Series B Convertible	Preferred Stock	**	2
Socure Series E Convertible	Preferred Stock	**	244
Socure Inc., PP	Preferred Stock	**	106
Themis Sol (Clio) Series Aa Convertible	Preferred Stock	**	35
Themis Sol (Clio) Series Ab Convertible	Preferred Stock	**	3
Themis Sol (Clio) Series B Convertible	Preferred Stock	**	4
Collective Us Govt Stif 5 Bps	Bond	**	996
* T. Rowe Price Treasury Reserve Fund	Money Market Securities	**	8,923
Canadian Dollar	Other	**	10
Advantage Solutions Inc.	Warrants	**	32
Dogwood State Bank	Warrants	**	9
Grab Holdings Ltd Wts	Warrants	**	20
International Equity Portfolio:
Aflac Inc.	Common Stock	**	4,474
Mettler-Toledo International	Common Stock	**	3,598
AAC Technologies H - Unsponsored ADR	Foreign Stock	**	1,308
ABB LTD - Sponsored ADR	Foreign Stock	**	3,493
Adecco Group AG - Reg. - Unsponsored ADR	Foreign Stock	**	3,021
Air Liquide - Unsponsored ADR	Foreign Stock	**	3,113
Allianz SE - Unsponsored ADR	Foreign Stock	**	4,402
Astellas Pharma Inc. - Unsponsored ADR	Foreign Stock	**	3,318
AXA - Sponsored ADR	Foreign Stock	**	4,550
Banco Bilbao Vizcaya - Sponsored ADR	Foreign Stock	**	3,374
Bancolombia S.A. - Sponsored ADR	Foreign Stock	**	3,137
BASF SE - Sponsored ADR	Foreign Stock	**	2,809
BHP Group LTD - Sponsored ADR	Foreign Stock	**	3,565
BNP Paribas - ADR	Foreign Stock	**	4,043
Coca-Cola HBC AG - Unsponsored ADR	Foreign Stock	**	3,392
Compass Group PLC - Sponsored ADR	Foreign Stock	**	3,202
Continental AG - Sponsored ADR	Foreign Stock	**	2,521
Credicorp LTD	Foreign Stock	**	3,076
CSL LTD - Sponsored ADR	Foreign Stock	**	2,919
Dassault Systemes S - Sponsored ADR	Foreign Stock	**	2,023
Diageo PLC - Sponsored ADR	Foreign Stock	**	3,688
DNB Bank ASA - Sponsored ADR	Foreign Stock	**	3,700
Enbridge Inc.	Foreign Stock	**	2,660
Fanuc Corp. - Unsponsored ADR	Foreign Stock	**	2,179
Fresenius SE & Co. - Sponsored ADR	Foreign Stock	**	2,709
Givaudan - Unsponsored ADR	Foreign Stock	**	2,985

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Grupo Fin Banorte - Sponsored ADR	Foreign Stock	**	4,107
Henkel KGAA - Sponsored ADR	Foreign Stock	**	2,335
Imperial Oil LTD	Foreign Stock	**	3,651
JGC Holdings Corp. - Unsponsored ADR	Foreign Stock	**	3,547
Kering - Unsponsored ADR	Foreign Stock	**	3,632
Komatsu LTD - Sponsored ADR	Foreign Stock	**	2,704
Kubota Corp. - Sponsored ADR	Foreign Stock	**	3,607
L'Oreal - Unsponsored ADR	Foreign Stock	**	2,818
London Stock Exchange - Unsponsored ADR	Foreign Stock	**	3,079
MTN Group LTD - Sponsored ADR	Foreign Stock	**	3,928
Muenchener Rueck - Unsponsored ADR	Foreign Stock	**	3,264
Nestle SA - Sponsored ADR	Foreign Stock	**	3,705
Nitto Denko Corp. - Unsponsored ADR	Foreign Stock	**	3,513
Novartis AG - Sponsored ADR	Foreign Stock	**	3,268
Novo-Nordisk A/S - Sponsored ADR	Foreign Stock	**	3,653
Orix - Sponsored ADR	Foreign Stock	**	3,853
Pan Pacific Intern - Unsponsored ADR	Foreign Stock	**	2,497
Reckitt Benckiser - Sponsored ADR	Foreign Stock	**	4,143
Roche Holdings LTD - Sponsored ADR	Foreign Stock	**	3,681
Ryanair Holdings PLC - Sponsored ADR	Foreign Stock	**	2,435
Sandvik AB - Sponsored ADR	Foreign Stock	**	3,793
Sap SE - Sponsored ADR	Foreign Stock	**	3,107
Shell PLC - Sponsored ADR	Foreign Stock	**	4,103
Siemens AG - Sponsored ADR	Foreign Stock	**	2,882
Siemens Energy AG - Unsponsored ADR	Foreign Stock	**	2,304
Singapore Telecommunication - ADR	Foreign Stock	**	2,456
Sysmex Corp. - Unsponsored ADR	Foreign Stock	**	2,616
Taiwan Semiconductor - Sponsored ADR	Foreign Stock	**	3,203
Tokyo Electron LTD - Unsponsored ADR	Foreign Stock	**	4,668
TotalEnergies SE - Sponsored ADR	Foreign Stock	**	4,242
Vitesco Technologies - Sponsored ADR	Foreign Stock	**	226
Volkswagen AG - Unsponsored ADR	Foreign Stock	**	3,625
Walmart De Mexico - Sponsored ADR	Foreign Stock	**	3,333
WPP PLC - Sponsored ADR	Foreign Stock	**	3,618
Federated Government Obligations Fund	Money Market Securities	**	5,703
Large Cap Growth Portfolio:
Abiomed Inc.	Common Stock	**	21,621
Adobe Inc.	Common Stock	**	40,846
Align Technology Inc.	Common Stock	**	28,909
Amazon.Com Inc.	Common Stock	**	46,368
Biomarin Pharmaceutical Inc.	Common Stock	**	29,329
Block Inc.	Common Stock	**	18,443
Bloom Energy Corp. - Class A	Common Stock	**	9,026
Booking Holdings Inc	Common Stock	**	32,942
Chewy Inc. - Class A	Common Stock	**	16,605
Costar Group Inc.	Common Stock	**	25,524
Crowdstrike Holdings Inc. - Class A	Common Stock	**	14,660

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Docusign Inc.	Common Stock	**	16,015
Edwards Lifesciences Corp.	Common Stock	**	22,329
Eli Lilly & Co.	Common Stock	**	19,626
Enphase Energy Inc.	Common Stock	**	17,063
Estee Lauder Companies - Class A	Common Stock	**	25,413
Exact Sciences Corp.	Common Stock	**	20,947
Illumina Inc.	Common Stock	**	22,450
Intuit Inc.	Common Stock	**	45,303
Match Group Inc.	Common Stock	**	40,514
Meta Platforms Inc. - Class A	Common Stock	**	47,137
Msci Inc.	Common Stock	**	35,870
Nike Inc. - Class B	Common Stock	**	43,825
Nvidia Corp.	Common Stock	**	44,329
Paypal Holdings Inc.	Common Stock	**	34,767
Quanta Services Inc.	Common Stock	**	15,679
Ringcentral Inc. - Class A	Common Stock	**	21,775
Salesforce.com Inc.	Common Stock	**	31,269
Sarepta Therapeutics Inc.	Common Stock	**	11,897
Servicenow Inc.	Common Stock	**	47,151
TJX Companies Inc.	Common Stock	**	24,488
Uber Technologies Inc.	Common Stock	**	31,246
Visa Inc. - Class A	Common Stock	**	44,982
Trane Technologies PLC	Foreign Stock	**	29,294
Dreyfus Treasury & Agency Cash Mgnt # 521	Money Market Securities	**	5,427
Total separately managed accounts			3,810,457
Fully Benefit-Responsive Contracts:
Capital Preservation Portfolio:
* T. Rowe Price Reserve Inv Fund	Mutual and Trust Fund	**	61,257
* T. Rowe Price Short Term Common:
American General Life	Mutual and Trust Fund	**	73,500
Mass Mutual SIC	Mutual and Trust Fund	**	88,373
Prudential Building Block Trust	Mutual and Trust Fund	**	88,193
State Street Building Block Trust	Mutual and Trust Fund	**	66,070
Pacific Life Building Block Trust	Mutual and Trust Fund	**	88,189
RBC Building Block Trust	Mutual and Trust Fund	**	75,741
NY Life Bldg Block Trust	Mutual and Trust Fund	**	88,377
Transamerica Building Block Trust	Mutual and Trust Fund	**	76,607
Metropolitan Life	Mutual and Trust Fund	**	66,023
* T. Rowe Price Int Term Common:
American General Life	Mutual and Trust Fund	**	48,049
Mass Mutual SIC	Mutual and Trust Fund	**	94,356
Prudential Building Block Trust	Mutual and Trust Fund	**	94,163
State Street Building Block Trust	Mutual and Trust Fund	**	121,552
Pacific Life Building Block Trust	Mutual and Trust Fund	**	94,160
RBC Building Block Trust	Mutual and Trust Fund	**	49,514
NY Life Bldg Block Trust	Mutual and Trust Fund	**	94,360
Transamerica Building Block Trust	Mutual and Trust Fund	**	50,080

COSTCO 401(k) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2021
(in thousands)

(a) (b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
Metropolitan Life	Mutual and Trust Fund	**	121,466
* T. Rowe Price Managed Bond:
American General Life	Mutual and Trust Fund	**	6,411
Mass Mutual SIC	Mutual and Trust Fund	**	9,638
Prudential Building Block Trust	Mutual and Trust Fund	**	9,618
State Street Building Block Trust	Mutual and Trust Fund	**	9,896
Pacific Life Building Block Trust	Mutual and Trust Fund	**	9,618
RBC Building Block Trust	Mutual and Trust Fund	**	6,606
NY Life Bldg Block Trust	Mutual and Trust Fund	**	9,638
Transamerica Building Block Trust	Mutual and Trust Fund	**	6,682
Metropolitan Life	Mutual and Trust Fund	**	9,889
Total Fully Benefit-Responsive Contracts			1,618,026
* Costco Wholesale Corporation	Common stock	**	14,917,808
Total investments			30,473,045

* Participant loans	Interest rates of 4.25% to 10.25% maturing through 2036	__	472,585
Total			$30,945,630
_________________________
* Indicates a party-in-interest
** Information is not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COSTCO 401(k) RETIREMENT PLAN

June 28, 2022	By:	/s/ PATRICK J. CALLANS
Date		Patrick J. Callans Executive Vice President Costco Wholesale Corporation